November 14, 2007

Via Overnight Mail and EDGAR
Craig Slivka
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc.
Definitive 14A
Filed April 30, 2007
File No. 001-16493
Dear Mr. Slivka:
This responds to your letter dated September 26, 2007 regarding certain items in the above-referenced document filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Director Compensation Paid in 2006, page 8
1.	Please disclose by footnote to the appropriate column the aggregate number of stock awards outstanding at fiscal year end for each director. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
The Company did not grant any stock awards to directors in 2006 and no stock awards to directors were outstanding as of year end 2006. In 2006, the Company made equity grants to its Directors in the form of stock options, and only stock options were outstanding at the end of 2006. The Company will footnote the “Stock Awards” column in the 2008 Proxy to clarify that no stock awards were outstanding at year end 2007.

Compensation Discussion and Analysis, page 22
2.	Please provide quantitative discussion of the terms of the necessary performance objective to be achieved in order for your name executive officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objective for each individual, used to determine incentive amounts. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation of such conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. Refer specifically to your general statement on page 29 that the metrics in the 2006 performance based stock grants were seen as challenging since they represented three year goals that the committee believed were attainable but difficult. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.
The Company’s 2006 performance based incentive compensation consisted of two elements, (i) an annual cash incentive bonus plan, and (ii) performance based restricted stock awards. For the annual cash incentive bonus plan, the target weighting, actual and adjusted achievement and payment are disclosed on page 27. The Company believes that the specific revenue and profit before tax targets are confidential and proprietary information because these targets were developed by a consensus of the Compensation Committee to motivate and reward management, and may not reflect forecast revenue and profit. Additionally, the Company’s competitors might be able to use information on the performance targets to lure away the Company’s employees and executives or for greater insight into the Company’s investment plans and strategic emphasis. The Company notes that, in an effort to quantitatively disclose the difficulty of meeting the cash incentive plan targets it did disclose on page 25 that “in two of the three years preceding 2006 under the ELTIP, the Company did not meet the threshold requirements for the revenue performance target (although it did meet the threshold requirement for the profit before taxes performance target)” and that no incentive payment was made for this component in the years the threshold was missed.
For the performance based restricted stock that was awarded in 2006, on page 29 the Company disclosed the three performance components and the relative weighting of these components. The Company believes that the specific numerical three year performance targets are confidential and proprietary information because these targets reflect three year forecasts of sensitive financial targets for the Company. While the Company currently provides annual guidance, guidance is not extended beyond one year and the guidance is much less detailed than the performance targets. The performance targets are intended to be incentive targets and not forecasts of future performance and investors might mistake these targets as the Company’s internal forecasts for long term performance. Additionally, the Company’s competitors might be able to use information on the performance targets to adjust their own financial plans in order to better compete with the Company or could use this information to lure away the Company’s executives or discourage customers from doing business with the Company.

As the Staff noted, the Company disclosed that the metrics in the 2006 performance based stock grants were goals “the Committee believed were attainable but difficult.” The Company supplementally advises the Staff that it has applied the components from the 2006 performance based restricted stock retroactively to the three year periods of 2001-2003, 2002-2004, 2003-2005 and 2004-2006 and determined that if the 2006 performance criteria were applied to these periods, the award payout would have ranged between 20% and 52% in these years. The Company will disclose in the CD&A of its 2008 Proxy the estimated vesting status of performance based awards granted in prior years to provide context to the likely vesting of performance based awards granted during the current year.
Please see our response to Comment #3 for a discussion of the strategic objectives for each individual that were used to determine the size of the targeted awards.
3.	You provide only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 22 that an executive’s total 2006 compensation package is designed to provide value to the executive based (i) on the individual’s position and performance, (ii) the company’s annual financial performance against financial objectives approved by the Board of Directors, (iii) the company’s three year financial performance against financial objects approved by the Board of Directors and (iv) total shareholder return. You also state on page 28 that in determining the amount of equity awards granted to an individual executive, the committee considers such factors as individual performance. Please disclose additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.
The Board of Directors establishes Measures of Performance (MOPs) for Mr. Chen and Mr. Chen establishes MOPs for his direct reports to evaluate performance of the individual officer for purposes of making changes to executive compensation. The MOPs in total represent a balance of quantitative and subjective goals. The MOPs are not individually weighted, nor are individual scores of accomplishment developed for each goal, but performance of the individual officer relative to these MOPs is evaluated and considered in aggregate.
For Mr. Chen, as CEO, the goals for evaluation of his performance were related to key elements of Sybase strategy. The objectives by which he was evaluated by the Board of Directors included both financial and non-financial goals. The financial goals included the measures in the annual cash incentive plan listed on page 26. Additionally, the CEO had pre-established goals that included revenue growth by product segment, synergies across business segments, channel revenue growth, and customer and employee satisfaction. The Board of Directors evaluated actual performance relative to these goals and considered the other factors described on page 25 to determine actual compensation increases. As a result of this evaluation, the Board recommended the base salary disclosed on page 33 and awards of equity compensation as detailed on page 35. The amount of Mr. Chen’s targeted annual cash incentive bonus was based on the Board of Directors’ performance evaluation and the factors described on page 26. However achievement of the targeted annual cash incentive bonus was tied to corporate performance, as described on page 26.

For Mr. Capelli, the primary goals and objectives that were used to assess his performance and increase his responsibility and compensation included revenue growth across multiple segments (revenue from product sales, commercial consulting fees, license revenue, and maintenance revenue), operating margin and expense control, and goals relating to sales force and marketing development. The CEO evaluated actual performance relative to these goals and considered the other factors described on page 25 to determine actual compensation increases. As a result of this evaluation, and the promotion of Mr. Capelli, the CEO recommended the base salary disclosed on page 33 and awards of equity compensation as detailed on page 35. Mr. Capelli’s targeted variable compensation was based on his performance evaluation and the factors described on page 26. However payment of the targeted variable compensation was tied to the level of achievement of the specific goals identified on page 27.
For Mr. Beard, the primary goals and objectives that were used to assess his performance related to his leadership of the corporate marketing and business development functions and included performance in the areas of acquisition activity, partner development strategies, and increased awareness of Sybase by market segment. The CEO evaluated actual performance relative to these goals and considered the other factors described on page 25 to determine actual compensation increases. As a result of this evaluation, the CEO recommended the base salary disclosed on page 33 and awards of equity compensation as detailed on page 35. The amount of Mr. Beard’s targeted annual cash incentive bonus was based on the CEO performance evaluation and the factors described on page 26. However achievement of the targeted annual cash incentive bonus was tied to corporate performance, as described on page 26.
For Dr. Nathan, the primary goals and objectives that were used to assess his performance related to his leadership of the Infrastructure Platform Group and included performance in the areas of license revenue growth, successful product launches, readiness of new products for deployment, customer satisfaction, integration of new products and technology, employee development, and operating margin. The CEO evaluated actual performance relative to these goals and considered the other factors described on page 25 to determine actual compensation increases. As a result of this evaluation, the CEO recommended the base salary disclosed on page 33 and awards of equity compensation as detailed on page 35. Dr. Nathan’s targeted variable compensation was based on his performance evaluation and the factors described on page 26. However payment of the targeted variable compensation was tied to achievement of the specific goals identified on page 27, which include both Sybase corporate performance as well as revenue goals for the IPG division Dr. Nathan headed.
For Mr. Van der Vorst, the primary goals and objectives that were used to assess his performance related to his leadership of the Finance and IT functions. In particular, the CEO evaluated his performance in the management and operation of the Treasury, Investor Relations, Information Technology, Accounting, Financial Planning, Internal Audit and Controls and Public Reporting functions. The CEO evaluated actual performance relative to these goals and considered the factors described on page 25 to determine actual compensation increases. As a result of this evaluation, the CEO recommended the base salary disclosed on page 33 and awards of equity compensation as detailed on page 35. The amount of Mr. Van der Vorst’s targeted annual cash incentive bonus was based on the CEO performance evaluation and the factors described on page 26. However achievement of the targeted annual cash incentive bonus was tied to corporate performance, as described on page 26.

To address the Staff’s comment, we will include additional disclosure that is consistent with the response provided above in our 2008 Proxy for the 2007 Named Executive Officers.
4.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note that the committee decided to link a greater percentage of the CEO’s total targeted direct compensation to elements of compensation that are based on your performance and to long term equity incentives than the compensation of the other named executive officers. Please provide a clear discussion of how and why there is a disparity between your chief executive officer’s compensation and that of the other named executive officers, including base salary.
Our Chief Executive Officer is responsible for establishing strategies for Sybase, managing the performance of the named executive officers reporting to him and ensuring that performance of the Company achieves the goals established by the Board of Directors. As such, Mr. Chen reports directly to the Board of Directors and the other named executive officers report to the Chief Executive Officer. The other named executive officers are responsible for leading specific functional or business areas within the Company, executing the strategies defined by Mr. Chen and achieving Sybase corporate goals through the performance of each of their functional or business areas.
The disparity between Mr. Chen’s compensation and that of the other named executive officers is due to the differences in the scope of responsibilities, reporting levels, and compensation levels for similar executive positions at the peer companies. Mr. Chen’s compensation is compared to other chief executive officers at the peer group companies who also have responsibilities similar to Mr. Chen. Additionally, the compensation for each named executive officer is compared to executives at the peer companies who have similar responsibilities, scopes of functional or business area and reporting levels. These differences among the executive positions result in differences in the compensation for the executives.
The Company disclosed on page 24 the reasons for a greater emphasis being placed on performance-based compensation for the CEO in 2006.
Comparative Framework, page 23
5.	Elaborate on the market trends and best practices factors considered by the compensation committee in setting compensation.
The Committee obtained information on current trends and best practices in compensation design, regulatory and legislative issues, and governance practices from Sybase Human Resources department and the Committee’s outside consultant. These trends and best practices included such issues as the use of different long-term incentive programs, competitive trends in compensation levels, and mix of compensation elements.
In particular, these trends included information on the continued shift in emphasis away from stock options toward other long-term incentive vehicles such as restricted stock and performance-vested restricted stock that companies are implementing. This trend is impacting both the mix and level of compensation provided to executives. To evaluate these best practices in linking equity compensation to performance, the Committee reviewed examples of specific companies that have implemented such changes to their programs. The Committee concluded that the structure of Sybase stock incentive program is consistent with such evolving market practices.
The Committee also reviewed information on trends in governance of executive compensation. Many of the approaches and methodologies used increasingly by other companies and recognized by governance experts as best practices, such as the use of tally sheets, specific peer groups and outside advisors retained by the Committee, are currently used by Sybase. The Committee concluded that Sybase’s current approaches in these areas are appropriate and align with the practices of peer companies and other leading organizations across industry segments.
In addition, the Committee reviewed the provisions of potential government regulations and revised proxy voting service policies governing compensation to understand emerging executive compensation issues. The purpose of this review is to ensure the Committee is abreast of industry practices impacting compensation.
The Committee does not place greater or lesser weight on any of these trends or practices, but considers the general direction of this information in relation to the effectiveness of the Company’s plans over time. In addition, the Committee considers the practices of the Company’s peer companies in addition to the trends and practices of the general marketplace for employee talent to be knowledgeable about the effectiveness of various reward vehicles.
In connection with our response, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you have any questions regarding any of the Company’s responses.
Daniel Carl
Vice President and General Counsel
Sybase, Inc.

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